To Our Shareholders:

  Your Company is currently working with the Bioproducts Division of the Archer-Daniels-Midland Company to manufacture and distribute AstaXin. For the past several years IGENE has continued to focus its attention on this natural source of astaxanthin pigment which is added to the diets of farm-grown salmon, trout,and other related fish, giving them the desired characteristic color of wild salmon.

  ADM has made a payment for a non exclusive manufacturing royalty agreement and is shortly expected to make an advance of future royalties payment upon deciding to enter production.

  Through in-house research production runs, we have continued to improve our product. In fact, each year our AstaXin organism has improved. Although AstaXin has been our main focus, other products show promise. The University of Maryland conducted studies that clearly demonstrate the benefits of ClandoSan. In addition, we are presently exploring the production and distribution of our natural butyric acid.

  For more than a year, IGENE has been funded by the non-management directors. Without their investments our viability will cease. We are also blessed with very loyal administrative and technical teams. Those individuals who are responsible for the creativity and improvements of our core technologies remain firmly dedicated to IGENE's future success.

  We thank you, our shareholders, who have been so patient throughout our many crossroads.

                              Sincerely,

                              /s/ Michael G. Kimelman
                              Michael G. Kimelman
                              Chairman

                              /s/ Stephen F. Hiu
                              Stephen F. Hiu, Ph.D.
                              President

  October 25, 1995

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

General

     IGENE Biotechnology, Inc. ("The Company") is engaged in the business of industrial microbiology and related biotechnologies. The Company was formed on October 27, 1981 to develop, produce and market value-added specialty biochemical products derived from abundant, inexpensive and renewable agricultural residues and wastes through the use of state-of-the- art fermentation technology, physical and chemical separation technology, and related chemical and biochemical engineering technologies.

     The Company has devoted its resources to the development of proprietary processes to convert selected agricultural raw materials or feedstocks into commercially useful and cost effective specialty biochemical products for the food, feed, flavor and agrichemical industries. In developing these processes and products, the Company has relied on the expertise and skills of its in-house scientific staff and, for special projects, various consultants.

     The Company has no manufacturing facilities other than its pilot plant facility in Columbia, Maryland. To date, the Company has either licensed its products to third-party manufacturers or joint venture partners.
Government Regulation

     The manufacturing and marketing of most of the products the Company has developed are and will likely continue to be subject to regulation by various governmental agencies in the United States, including the Food and Drug Administration ("FDA"), the Department of Agriculture ("USDA"), and the Environmental Protection Agency ("EPA"), and comparable agencies in other countries. Substantially all of the food products developed by the Company to date have been reviewed by a panel of independent scientific experts (the "Product Review Panel") who are qualified by scientific training and experience to evaluate, among other things, the safety of ingredients intended to be used directly or indirectly in foods. The Product Review Panel has advised the Company that it considers such products to be Generally Recognized As Safe ("GRAS") under the regulations of the FDA. The Company is not aware of any action by the FDA, the USDA or the EPA contesting these affirmations or of any basis for their doing so. There can be no assurance, however, that such independent expert evaluations will be accepted by the FDA, the USDA or the EPA and that the Company will not be required to obtain costly and time-consuming approvals from these agencies or comparable agencies in foreign countries. The Company, as a matter of policy, requires that its products conform to current Good Manufacturing Practices (as defined under the Federal Food, Drug and Cosmetic Act and the rules and regulations thereunder) and the Company believes all of its products so conform. The extent of any adverse governmental regulation that might arise from future administrative or legislative action, including current rules and regulations pertaining to the process of GRAS affirmations, cannot be predicted.

Research and Development

     As of December 31, 1994, the Company had expended approximately $9,600,000 on research and development since its inception on October 17, 1981 and has, as of December 31, 1994, received revenues from product sales of approximately $1,487,000 from the proprietary processes resulting from such research and development, excluding one-time license fees received in 1982 and 1985. The Company will continue to incur research and development costs in connection with improvements in its existing processes and products, but it does not anticipate development of new processes and products in 1995.

     The Company's research and development activities have resulted in the development of processes to produce the products hereinafter discussed.

Commercial Products

1.   AstaXin

     AstaXin is the Company's tradename for its dried yeast product made from a proprietary microorganism developed by the Company. AstaXin is a natural source of astaxanthin, a pigment which imparts the characteristic red color to the flesh of salmon, trout, and prawns. In the ocean, salmon and trout obtain astaxanthin from krill and other planktonic crustaceans in their diet. A crustacean diet would be prohibitively expensive for farm raised salmonids; without the addition of astaxanthin, the flesh of such fish is a pale, off-white color which is less appealing to consumers expecting "salmon-colored" fish. Efficacy of AstaXin has been demonstrated by fish feeding trials in Europe, Asia, and North and South America. An estimated 285,000 metric tons of farm raised salmon are produced annually worldwide.

     In 1991 the Company entered into a business arrangement with Lefersa Alimentos, S.A., ("Lefersa") in Chile to manufacture AstaXin on a non-exclusive basis. During 1991, Lefersa experienced manufacturing problems attributed to microbial contamination which delayed Scale-Up and commercial production. During 1992, Lefersa discontinued further attempts to manufacture AstaXin . The Company has produced ton quantities of the product on a limited basis for evaluation and testing purposes at a contract manufacturing facility in Michigan.

     During 1993, commercial quantities of AstaXin were manufactured by the Fleischmann's Yeast Division of Burns Philp Food Inc. under contract as part of a Technology License Agreement. On October 5, 1993, Burns Philp informed the Company that it would no longer manufacture AstaXin .
     During 1994 commercial quantities of AstaXin were manufactured by Pfizer Inc for testing purposes as part of a Technology Evaluation Agreement. To date, IGENE has not received any long-term commitment for manufacture of the
product.    The Company is in contact with other potential manufacturers and licensees for additional production capacity for AstaXin .

2.   Crustacean Shell Products

     ClandoSan is the Company's registered trademark for its natural nematicide made from crab and crawfish exoskeletons and processed into pellets or granules by patented and patent pending technology developed by the Company. The product acts in soils as a biological control agent by stimulating the growth of normal soil microorganisms which produce chitinase and other enzymes that degrade chitin present in the cuticles and eggs of plant-pathogenic nematodes. It has secondary effects as a slow release organic fertilizer. ClandoSan does not have a direct adverse effect on plant-pathogenic nematodes either in vitro or in sterilized or irradiated soils and only acts indirectly to suppress nematode populations in soils. The product generally is not water soluble and, consequently, does not contribute to ground water contamination.

     On March 17, 1988, ClandoSan was unconditionally registered by the EPA for use with all agricultural and horticultural crops in accordance with the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA") section 3(c)(5). ClandoSan is now registered in 49 states and is produced at two contract manufacturing facilities in the United States. During 1991, the inventories related to the Company's ClandoSan product line were written down to net realizable value due to the then prevailing market conditions.

3.   Whey-Based Products

     (a)  MacroMin  and MinraLac

     MacroMin and MinraLac are the Company's registered trade names for coproducts it developed for converting low economic value cheese whey into economically and biologically useful products for the food industry. In spite of extensive sales efforts throughout 1989, the Company was not able to develop a market for these products and they were phased out in 1990.
     (b)  Weyco-Serv

     Weyco-Serv (or NaturServ ) is the Company's trade name for a fermented whey-based product containing calcium propionate and calcium acetate that can be used as a food preservative and mold inhibitor in the baked goods industry, in condiments, and in other foods and beverages. The product is produced by fermenting modified cheese whey residues using a patented microbial co-culture and fermentation process developed by the Company.

     A license to manufacture and sell Weyco-Serv was granted by the Company to Hercules Incorporated ("Hercules"), Wilmington, Delaware, in exchange for an initial license fee of $500,000, pursuant to a license agreement dated as of September 16, 1985. Hercules had not produced commercially any quantities of Weyco-Serv and by an agreement dated October 15, 1987, the Company and Hercules terminated the license agreement.

     The termination arrangement provided that the Company pay Hercules $25,000 for termination of the license. If the Company commercializes Weyco-Serv , the Company will pay Hercules up to an additional $600,000 from revenues from the sale or licensing of the product.

     The Company continues to be interested in licensing the Weyco-Serv technology.

4.   Diagnostic Reagents

     The Company has developed a number of enzymes that are suitable as reagents for clinical diagnostic applications. Two such microorganisms and fermentation processes yield high concentrations of stabilized enzymes that can be used for the isolation of strain-specific cell wall components in rapid diagnostic tests for streptococcal diseases. The Company has been granted a patent for industrial production of a lytic enzyme specific for Group A Streptococcus. To date, the Company has produced only small commercial quantities of these enzymes and continues to be interested in manufacturing and marketing these enzymes for use in diagnostic test kits.
5.   Flavors and Fragrances

     The Company has developed natural flavor and fragrance chemicals by fermentation of whey and other carbohydrates. Patent applications on the proprietary microorganisms developed by the Company have been submitted in Europe and in the United States.

     The fermentation processes yield a range of water-soluble low molecular weight organic (carboxylic) acids which can be converted with naturally occurring alcohols into esters which are commercially useful both as food flavors and as fragrances in cosmetic and toiletry products.
     The Company is continuing to seek opportunities to commercialize its flavors technology.

Patents and Trademarks

     It is the Company's policy to protect its intellectual property rights by a variety of means, including applying for patents and trade marks in the United States and in other countries. The Company also relies upon trade secrets and improvements, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. In this regard, the Company places restrictions in its agreements with third parties with respect to the use and disclosure of any of its proprietary technology. The Company also has internal nondisclosure safeguards, including confidentiality agreements with employees and consultants.

     During fiscal years 1992, 1993, and 1994, as part of the Company's stringent cost containment efforts, all patents and trademarks were carefully reviewed and those with no foreseeable commercial value have been abandoned to eliminate costly maintenance fees. Patents (and applications) and/or trademarks on technology with recognized commercial value include those for AstaXin , ClandoSan , Weyco-Serv , and streptococcus lytic enzyme. Extensive additional foreign applications for AstaXin have been submitted.

Competition

     Competitors in the biotechnology field in the United States and elsewhere are numerous and include major chemical, pharmaceutical and food companies, as well as specialized biotechnology companies. Competition can be expected to increase as small biotechnology companies continue to be purchased by major multinational corporations with their huge resources. Competition is also expected to increase with the introduction of more diverse products developed by biotechnology firms, increasing research cooperation among academic institutions and large corporations, and continued government funding of research and development activities in the biotechnology field, both in the United States and overseas. Unlike the majority of biotechnology companies, which are developing products principally for the pharmaceutical industry, the Company has focused its own activities on the development of proprietary products for use in food, fermentation and agricultural industries. In the future, however, competitors may offer products which, by reason of price or efficacy or more adequate resources for technology advances, may be superior to the Company's existing or future products.

     In addition, the aquaculture market into which the Company's product, AstaXin , will be sold is a highly competitive industry worldwide and certain large companies are presently known to be developing and marketing competitive products.

Employees

     At December 31, 1994, the Company had 9 employees, three of whom are in administration and marketing, while the remainder are engaged in process development and support of manufacturing activities.

     None of the Company's employees is represented by a labor union and the Company has experienced no work stoppages. The Company believes its relations with its employees are satisfactory.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company leases 8,480 square feet of space in the Oakland Ridge Industrial Park located at 9110 Red Branch Road, Columbia, Maryland. The Company occupies the space under leases expiring on January 31, 1996 with an approximate rental expense of $75,000 for 1994 through expiration.
     Approximately 2,000 square feet of the space occupied by the Company is used for executive and administrative offices and approximately 2,300 feet is used for research and development activities. Approximately 4,000 square feet of space is used for the Company's intermediate-stage or scale- up pilot plant facility.

     In addition, the Company has a 180 square-foot Biosafety Level 2 Laboratory suitable for manufacturing bacterial enzymes for in vitro diagnostic kits.

     The Company owns all equipment necessary for its current operations and all equipment is in satisfactory condition.


ITEM 3.  LEGAL PROCEEDINGS

     Not applicable.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
     There were no matters submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended December 31, 1994.

                                    PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS.

Preferred Stock

     Prices for the Preferred Stock were quoted on the over-the-counter market on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") from November 25, 1987 through January 25, 1988. Prior to November 25, 1987 there was no public market for the Preferred Stock and since January 25, 1988, no quotations for the Preferred Stock have been reported on NASDAQ. The aggregate number of record holders of Preferred Stock as of March 1, 1995 was approximately 17 (18 in 1994).
Common Stock

     The Common Stock has been traded in the over-the-counter market since July 23, 1986. Prior to July 23, 1986, there was no public market for the Common Stock.

     On or about June 9, 1989, the Company was advised by NASDAQ that its capital and surplus (exclusive of Redeemable Preferred Stock), based on its financial statements at and for the quarter ended March 31, 1989, did not meet requirements for continued inclusion in the NASDAQ System. Accordingly, the quotation of Common Stock in the NASDAQ System was terminated.

     Commencing on or about June 12, 1989, the Company's Common Stock began trading on the over-the-counter market on a limited basis and is quoted in the national bureau's "Pink Sheets". The following table shows, by calendar quarter, the range of representative bid prices for the Common Stock for 1993 and 1994.

          Calendar Quarter              High           Low
                                     1993:     First Quarter
$1.25          $ .50           Second Quarter                $1.38          $
 .50           Third Quarter                 $ .94          $ .38
Fourth Quarter                $ .56          $ .13
1994:     First Quarter                 $1.06          $ .13           Second
Quarter                $ .75          $ .25           Third Quarter
   $ .56          $ .31           Fourth Quarter                $ .38
$ .31

     The above information was obtained by management from the National Quotation Bureau. Such quotations are inter-dealer quotations without retail mark-up, mark-downs, or commissions, and may not represent actual transactions. The above quotations do not reflect the "asking price" quotations of the stock.

     The aggregate number of record holders of the Common Stock as of March 1, 1995 was 258. As of March 1, 1995, the high and low bid prices for the Common Stock, as shown in the "pink sheets" were $0.19 and $0.13, respectively.

Warrants

     As of December 31, 1992, the Company had Warrants outstanding for the purchase of 314,092 shares of Common Stock, exercisable at $6.00 per share. These Warrants expired on July 30, 1993. The Warrants were not publicly traded and there were no trades of these Warrants before the expiration date.

     On or about February 15, 1991, the Company issued Warrants to purchase an aggregate of 800,000 shares of Common Stock to Kimelman & Baird, LLC, an employee of the same and Anthony B. Low-Beer, exercisable at $.25 per share until February 14, 1995. The Warrants were issued to the aforementioned for acting as placement agent in the Company's private placement of $1,149,000 in gross proceeds which closed February 15, 1991 and there are substantial restrictions against the transfer of these Warrants. The Warrants were not publicly traded and there were no trades of these Warrants before the expiration date.

     On or about June 26, 1992, the Company issued Warrants to purchase an aggregate of 252,400 shares of Common Stock to Kimelman & Baird, LLC, at $.75 per share until June 26, 1996. The Warrants were issued to the aforementioned for acting as placement agent in the Company's private placement of $510,500 in gross proceeds which closed June 26, 1992 and there are substantial restrictions against the transfer of these Warrants. In addition, 680,667 warrants to purchase common stock at $.75 per share were issued to other
qualified investors as part of the private placement.   The warrants expire
June 26, 1995.

     The aggregate number of record holders of all Warrants as of March 1, 1995 was approximately 16.

Dividend Policy

     When and if funds are legally available for such payment under statutory restrictions, the Company may pay annual cumulative dividends on the Preferred Stock of $.64 per share on a quarterly basis. During 1988 the Company declared and paid a cash dividend of $.16 per share. In December 1988, the Company suspended payment of the quarterly dividend of $.16 per share of Preferred Stock. No dividends have been declared or paid since 1988. Any resumption of dividend payments on Preferred Stock would require significant improvement in cash flow. Preferred Stock dividends are payable when and if declared by the Company's board. Unpaid dividends accumulate for future payment or addition to the liquidation preference and redemption price of the Preferred Stock. As of December 31, 1994 the total amount of dividends in arrears with respect to the Company's Preferred Stock was $904,368.

     Dividends on Common Stock are currently prohibited because of the preferential rights of holders of Preferred Stock. The Company has paid no cash dividends on its Common Stock in the past and does not intend to declare or pay any dividends on its Common Stock in the foreseeable future.
ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
        1994 Compared with 1993

        Sales revenue increased for the year ended December 31, 1994 from $68,516 in 1993 to $113,166 in 1994. The increase in overall sales revenues
(65%) resulted from an 82% increase in domestic sales of ClandoSan   and a 16%
increase in sales of AstaXin . Until results of additional in progress field testing of ClandoSan are completed, the Company expects to continue to focus its efforts on AstaXin . However, long-term production and sales of AstaXin will depend on the Company's ability to find suitable manufacturing partners
since it has no commercial scale manufacturing facilities of its own.   The
Company is in discussion with a potential manufacturing partner for AstaXin . It hopes to execute profitable technology licensing and royalty agreements during 1995. Additional sales of ClandoSan will depend on continued marketing arrangements with distributors for the product, the Company expects to continue its own limited sale of these products in the near future.
        Cost of product sales as a percentage of product sales decreased to 33% in 1994 from 47% in 1993. As in 1993, these margins reflect sales of AstaXin that was received at a reduced cost as part of a contract agreement.

        Research, development and pilot plant expenses increased approximately $63,000 for the current year. This increase reflects an increase in repairs and maintenance costs and a one-time fee related to the scale-up of the Company's AstaXin product. Research and development costs may be expected to increase gradually in support of increased manufacturing efforts for AstaXin , but would be offset by technology licensing and technology services income.

        Marketing, general and administrative expenses decreased 5% to $319,362 for the current year. This decrease can be attributed in part to reduced marketing and selling expenses for ClandoSan as well as an overall cost containment effort by management. Marketing expenses related to the Company's AstaXin product could be expected to increase if production and sale of AstaXin proceeds, but this will depend on marketing arrangements with
distributors of the product.   This increase would be offset by sales income
from licensing additional technology. General and administrative expenses could be expected to rise to reflect increasing costs of maintaining and enforcing the Company's patents and patent applications for AstaXin and ClandoSan worldwide, but only if commercial quantities of the products are manufactured, in which case royalty income would more than offset these costs.

        Interest expenses for the year ended December 31, 1994 increased by approximately $16,000 over the prior year. This increase reflects accumulating interest due on promissory notes issued to certain directors of the Company.

        In 1994, equipment which was no longer needed in the manufacturing process for AstaXin was sold. Loss on sale of these assets was approximately $15,000 as compared to a gain on sales of equipment of approximately $9,700 in 1993.

        In 1994, the Company's operational costs were offset by an aggregate $250,000 payment as part of a Technology Evaluation Agreement for AstaXin .

        As a result of the foregoing, the Company reported a net loss of $540,260, or $.04 per common share in 1994, compared to a net loss of $708,567, or $.06 per common share in 1993. The weighted average number of common shares outstanding increased to 13,002,050 in 1994 from 12,769,011 in 1993. This increase in shares in 1994 reflects the annual issuance of common stock as payment of interest on a variable note subordinated debenture.

        1993 Compared with 1992

        Sales revenue decreased for the year ended December 31, 1993 from $165,060 in 1992 to $68,516 in 1993. The decline in overall sales revenues resulted primarily from a reduced marketing effort for ClandoSan as the Company shifted its resources and focus toward its AstaXin product.
Commercial production and sale of AstaXin contributed approximately $7,000 to sales revenue in 1992 (4% of revenue) as compared to approximately $18,000 in 1993 (26% of revenue). The Company expects to continue to focus its efforts on AstaXin . However, production and additional sales of the product will continue to depend on the Company's ability to find suitable manufacturing partners and to maintain manufacturing commitments as it has no commercial scale manufacturing facilities of its own.

        Cost of product sales as a percentage of product sales decreased to 47% in 1993 from 72% in 1992. These margins reflect sales of AstaXin which was received at a reduced cost as part of a contract agreement.
        Research, development and pilot plant expenses decreased 20% to $329,030 for the current year. This decrease reflects a decrease in repair and maintenance expenses as well as the continuing research and development focus on a single product line. Research and development costs will likely increase gradually in support of increased manufacturing efforts for AstaXin .

        Marketing, general and administrative expenses decreased by approximately $7,600 as compared to 1992. This decrease can be attributed primarily to reduced marketing and selling expenses for ClandoSan . Marketing expenses related to the Company's AstaXin product could be expected to increase as production and sale of AstaXin proceeds and will depend on marketing arrangements with distributors of the product.
        Capital expenditures of $9,969 in 1993 were offset by sale of equipment which was no longer needed in the manufacturing process for AstaXin , resulting in a net cash increase of approximately $28,000. In comparison, capital expenditure for 1992 was $1,898.

        Investment income for 1993 decreased by approximately $5,000, reflecting the Company's lower average cash balance. Interest expense for 1993 was approximately the same as the prior year

        As a result of the foregoing the Company reported a net loss of $708,567, or $.06 per common share in 1993, compared to a net loss of $790,023, or $.07 per common share in 1992. The weighted number of common shares outstanding increased to 12,769,011 in 1993 from 12,048,190 in 1992. This increase in shares in 1993 was primarily due to the issuance of additional shares of common stock pursuant to the Company's License Agreement with Burns Philp Food Inc. for production of AstaXin .
Financial Position

        In December 1988, as part of an overall effort to contain costs and conserve working capital, the Company suspended payment of the quarterly dividend on its Preferred Stock. Resumption of the dividend will require significant improvements in cash flow. Unpaid dividends cumulate for future payment or addition to the liquidation preference or redemption value of the Preferred Stock. As of December 31, 1994, total dividends in arrears on the Company's Preferred Stock was $904,368, of which $154,368 ($4.00 per share) was included in the carrying value of the redeemable Preferred Stock and $750,000 ($4.00 per share) was included in the liquidation preference of the Preferred Stock.

Liquidity and Capital Resources

        Historically, the Company has been funded primarily by equity contributions, loans from stockholders and license fees. As of December 31, 1994 the Company had a working capital deficit of approximately $646,000, and cash and cash equivalents of $19,529 consisting principally of proceeds from a Technology Evaluation Agreement for AstaXin and promissory notes to certain directors of the Company.

        Beginning in September of 1989, and continuing through 1994, the Company followed a plan designed to reduce expenses and conserve working capital. This plan included the reduction in staff as well as reductions in all areas of the Company's selling, research, general and administrative expenses and refocusing of research and development activities solely on the Company's AstaXin product. These budgeted expenditures provided for minimizing capital expenditures for the Company's pilot plant facility in Columbia, Maryland or for any new manufacturing facilities.
        Cash used by operations in 1993 and 1994 amounted to $523,551 and $287,195, respectively. IGENE continues to focus on research and development of its products, achieving only minimal sales of its ClandoSan and AstaXin products. IGENE was able to reduce the amount of cash required to fund 1994 operations through an increase in product sales, and through a Technology Evaluation Agreement for AstaXin , with the Food Science Group of Pfizer, Inc, New York, NY, signed in March of 1994. That agreement provided for cash compensation of $250,000 over an exclusive evaluation period extended through July 18, 1994. During the evaluation period, the two companies conducted additional testing of the product, its manufacturing process and market. The exclusive evaluation period has ended, and it appears unlikely that Pfizer will agree to a multi-year comitment for manufacture and sale of AstaXin in the foreseeable future. Consequently, the Company is actively seeking other potential manufacturers for AstaXin .

        Cash provided by (used in) investing activities amounted to $(5,973) and $28,331, respectively in 1994 and 1993. Capital expenditures decreased from $20,973 in 1993 to $9,969 in 1994, reflecting the continuation of plans to minimize capital expenditures. IGENE believes its existing equipment is substantially sufficient to meet its needs in continuing its research and development activities in the foreseeable future. Also, cash of $38,300 and $15,000, respectively, was provided in 1993 and 1994 by the sale of unused equipment.

Following is a detail  of the Company's financing activities for 1993 and 1994:

        On March 25, 1993 the Company and Burns Philp Food Inc., San Francisco, California signed a Letter of Intent to enter into an exclusive technology license agreement for manufacture and sale of the Company's AstaXin brand Phaffia yeast. Upon execution of the Letter of Intent, Burns Philp purchased 33,334 newly issued shares of Common Stock at $.75 per share, for an aggregate consideration of $25,000.50. Upon execution of a License Option Agreement on April 16, 1993, Burns Philp Food Inc. purchased 166,666 newly issued shares of common stock at $.75 per share for an aggregate consideration of $124,999.50. On July 13, 1993 Burns Philp Food Inc. purchased 62,500 newly issued shares of common stock at $.48 per share for an aggregate consideration of $30,000 pursuant to the Technology License Agreement. On October 6, 1993 Burns Philp Food Inc. informed the Company that it would not execute the License Agreement. As part of the settlement, Burns Philp purchased 76,550 newly issued shares of common stock at $1.00 per share for an aggregate consideration of $76,550, which was received in 1994.

        On August 23, 1993, and November 19, 1993, the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $239,300. The notes, dated August 23, 1993, and November 19, 1993 specify that at any time prior to repayment the holder has the right to convert the Note to common stock of the Company at $.48 per share and to receive a warrant for an equivalent number of common shares at $.48 per share. On February 10, 1994, September 26, 1994, October 24, 1994 and November 28, 1994, the Company issued Promissory Notes to certain Directors of the Company for a total aggregate consideration of $170,250. These notes specify that anytime prior to repayment the holder may convert the Note to Common Stock of the Company at $.375 per share for the Note issued February 10, 1994 and at $.25 per share for all other Notes, and to receive warrants for an equivalent number of common shares at $.375 per share for the Note issued February 10, 1994 and at $.25 per share for all other Notes.

        The Company is actively seeking and is in discussion with a potential manufacturer of its AstaXin technology. The Company believes this technology to be highly marketable and that it is likely that an income-producing technology licensing agreement will be executed during 1995 for this product.

        To supplement this anticipated income from a technology licensing agreement, the Company will consider issuing additional stock to officers and directors and encouraging holders of outstanding warrants to exercise these rights. To increase its working capital position the Company will also encourage the holders of promissory notes to convert them into common stock. To meet short-term cash needs the Company plans to issue additional promissory notes to officers and directors in January and March of 1995.
        In the long-term, the Company is also continuing its development of additional AstaXin technology which it plans to license and market and which it hopes will benefit future periods.

        The Company does not believe that inflation has had a significant impact on the Company's operations during the past three years.
        Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 109 "Accounting for income taxes".


ITEM 7. FINANCIAL STATEMENTS

        The financial statements appear after Part III of this Report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.



                                    PART III


ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS, AND KEY EMPLOYEES


The Company's directors are elected annually by the shareholders of the Company. The directors, executive officers and key employees of the Company are as follows:


        Name         Age      Position with IGENE
Michael G. Kimelman      56       Chairman of the Board of Directors
Thomas L. Kempner        67       Vice Chairman of the Board of Directors
Stephen F. Hiu           38       Director, President, Secretary,
                    Acting Treasurer, and Director of
       Research and Development
Patrick F. Monahan       44       Director, and Director of Manufacturing
Joseph C. Abeles         80       Director

John A. Cenerazzo        71       Director

Sidney R. Knafel         64       Director

Anthony Low-Beer         52       Director

R. Todd Lorenz           34       Senior Research Microbiologist

MICHAEL G. KIMELMAN was elected a Director of the Company in February 1991 and Chairman of the Board of Directors in March 1991. He is the Managing Partner of Kimelman & Baird, LLC. He is a founder of Blue Chip Farms, a standardbred horse-breeding farm, and has been an officer of the same since its inception in 1968. Mr. Kimelman is currently a Director of the Harness Horse Breeders of New York State and serves on the Board of the Hambletonian Society.

THOMAS L. KEMPNER is Vice Chairman of the Board of Directors and has been a Director of the Company since its inception in October 1981. He is and has been Chairman and Chief Executive Officer of Loeb Partners Corporation, investment bankers, New York, and its predecessors since February 1978. He is currently a Director of Alcide Corporation, Arlen Development Corp., Energy Research Corp., Intermagnetics General Corp., Northwest Airlines, Inc., Roper Worldwide, Inc., and Silent Radio, Inc.

STEPHEN F. HIU was appointed President and Treasurer in March 1991, Secretary in July 1990, and elected a Director in August 1990. He has been Director of Research and Development since January 1989 and, prior thereto, was Senior Scientist since December 1985, when he joined the Company. He was a post-doctoral Research Associate at the Virginia Polytechnic Institute and State University, Blacksburg, Virginia, from January 1984 until December 1985. Dr. Hiu holds a Ph.D. degree in microbiology from Oregon State University and a B.S. degree in biological sciences from the University of California, Irvine.

PATRICK F. MONAHAN was appointed Director of Manufacturing and elected a Director of the Company in April 1991 and has managed the Company's fermentation pilot plant since 1982. Prior thereto, he was a technical specialist in the fermentation pilot plant of W.R. Grace and Co. from 1975 to 1982. He received an Associate in Arts degree in biology from Allegheny Community College and a B.S. degree in biology with a minor in Chemistry from Frostburg State College, Frostburg, Maryland.

JOSEPH C. ABELES, private investor, was elected Director of the Company on February 28, 1991. Mr. Abeles serves as Director of Intermagnetics General Corporation, Patten Corporation, Peridot Holdings, Inc. and Ultralife Batteries, Inc.

JOHN A. CENERAZZO was Chairman of the Board from November 1989 to April 1991. He served as President of the Company from August 1988 through September 1989 and has been a Director since September 1987. He is presently Chairman of the Executive Committee and Director of National Penn Bank Shares, Inc. of Boyertown, Pennsylvania and a Director of National Penn Bank, a Director of U.S. Axle Corporation, and a Chairman and a Director of InfoCore, Incorporated.

SIDNEY R. KNAFEL, a Director of the Company since 1982, has been Managing Partner of SRK Management Company, a private investment concern, New York, since 1981, Chairman of Insight Communications, Inc. since 1985, and of Microbiological Associates, Inc. since 1985. Mr. Knafel is also currently a Director of Cellular Communications, Inc., Cellular Communications International, Inc., Cellular Communications of Puerto Rico, Inc., General American Investors Company, Inc., International CableTel Inc., four Prudential mutual funds, and other private companies.

ANTHONY B. LOW-BEER was elected a Director of the Company in February 1991. He is President of Low-Beer Advisory Services, Inc., a money management company, and has been an officer of the same since 1990. Mr. Low-Beer has worked on Wall Street for more than twenty years as both an analyst and investor. He received his M.A. and Ph.D. in Economics from Columbia University and his B.A. from Brown University.

R. TODD LORENZ joined the Company in October 1992 as Senior Research Microbiologist. A specialist in yeast physiology and molecular genetics, he was a post-doctoral research associate at North Carolina State University from January 1990 until October 1992 and has served as a consultant on strain improvement and fermentation for carotenoid production. Dr. Lorenz holds a Ph.D. degree in Microbial Physiology from North Carolina State University and a B.S. degree in Microbiology from Oregon State University.


                          INDEPENDENT AUDITORS' REPORT
                      FOR PERIOD ENDING DECEMBER 31, 1994






Board of Directors
IGENE Biotechnology, Inc.
Columbia, MD


We have audited the financial statements of IGENE Biotechnology, Inc. as listed in response to A.1. of Item 13. In connection with our audits of the financial statements, we also have audited the financial statement schedules as listed in response to A.1a. of Item 13. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IGENE Biotechnology, Inc. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying financial statements and financial statement schedules have been prepared assuming that IGENE Biotechnology, Inc. will continue as a going concern. As discussed in note 14 to the financial statements, the Company's recurring losses and limited capitalization raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 14. The financial statements and financial statement schedules do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.




                              BERENSON & COMPANY LLP



New York, NY
February 15, 1995, except for note 16
  for which the date is March 7, 1995

                           IGENE Biotechnology, Inc.
                          Statement of Operations Data

                                  Years Ended December 31,

                  1990      1991      1992      1993      1994
Sales          $  94,275   $  173,383  $  165,060  $  68,516  $ 113,166
Total
  Revenues     $ 105,360   $  200,215  $  170,654  $  69,089  $ 363,349
Cost of Sales  $  98,521   $  100,810  $  118,652  $  32,137  $  36,945
Research,
  Development
  and Pilot
  Plant
  Expenses     $ 370,535   $  460,372  $  409,645   $ 329,030 $ 391,912
Other Expenses $ 657,884   $  526,802  $  432,380   $ 416,489 $ 474,752
Net Loss       $(1,021,580)$ (887,769) $ (790,023)  $(708,567)$(540,260)
Net Loss
  Per Common
  Share<F1>    $  ( .24)   $     (.08) $     (.07)  $    (.06)    (.04)
Coverage
  Deficiency
  of Fixed
  Charges<F2>  $ 1,178,959 $ 1,042,528 $   934,722  $ 853,266 $  684,959

                           IGENE Biotechnology, Inc.
                               Balance Sheet Data


                            As of December 31,

                 1990       1991        1992         1993        1994
Cash and Cash
  Equivalents     $   9,682  $  276,663  $  128,118  $  65,897 $ 19,529
Working
Capital (Deficit) $( 151,025)$   83,126  $  (26,918) $(286,881)$(645,815)
Total Assets      $  148,452 $  535,939  $  315,834  $ 258,417    77,556
Long-term
  Debt              $1,500,000  $1,500,000 $1,500,000  $1,500,0001,500,000
Total
  Liabilities       $1,702,870  $1,741,600 $1,677,272  $1,938,173 2,177,572
Redeemable
  Preferred
  Stock              534,229     518,788    413,706     438,405  463,104
Stockholders'
  Deficit        $(2,088,647)$(1,724,449)$(1,775,144)(2,118,161)(2,563,119)
Common Shares
 Outstanding       7,056,518   11,716,102 12,475,853 12,975,237  13,028,571
Preferred
  Shares
  Outstanding        244,092      238,967    226,092    226,092     226,092

                                                                     [FN]

<F1>  Net loss per common share for the year ended December 31, 1990 is based on 4,836,844 shares. Net loss per common share for each of the years in the four-year period ended December 31, 1994 is based on 11,052,647, 12,084,011, and 13,002,050 weighted average shares, respectively. For purposes of computing net loss per common share, the amount of net loss has been increased by dividends declared and cumulative undeclared dividends in arrears on preferred stock.</F1>

<F2>  Earnings are not adequate to cover fixed charges.  The "coverage deficiency of fixed charges" for each year is equal to the net loss for the year plus dividends on preferred stock.</F2>


                           IGENE Biotechnology, Inc.
                                 Balance Sheets

                                                   December 31
                                           1993          1994
ASSETS
Current assets:
 Cash and cash equivalents................... $      65,897   $     19,529
Accounts receivable (no allowance
 for doubtful accounts)......................         8,012         10,790
Due from stockholder (note 3)...............        76,550            ---
Prepaid expenses ...........................           833          1,438
   Total current assets .....................        151,292        31,757
Property and equipment,
  net (note 4)...............................         96,525        35,199
Security deposits............................         10,600        10,600
                                               $     258,417   $    77,556

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable and
 other accrued expenses (note 5).............  $     168,873   $   238,022
Debenture interest payable (note 6).........         30,000        30,000
Promissory Notes payable (note 7)...........        239,300       409,550
   Total current liabilities.................        438,173       677,572
Long term liabilities:
 Variable rate subordinated debenture
  (note 6)...................................      1,500,000     1,500,000
   Total liabilities.........................      1,938,173     2,177,572
Commitments and contingency (notes 11 and 12)

Carrying amount of redeemable
preferred stock -- 8% cumulative,
convertible, voting, Series A, $.01
par value per share.
Stated value $11.36 per share
in 1993 and $12.00 per share in 1994.
Authorized 920,000 shares; issued
38,592 shares in 1993 and 38,592
shares in 1994 (notes 6, 8 and 9)............       438,405        463,104
Redemption amount $438,405 in 1993
and $463,104 in 1994.

Stockholders' deficit (notes 8 and 9):
Preferred stock -- $.01 par value per share.
8% cumulative, convertible, voting, Series A.
Authorized and issued 187,500 shares
(aggregate involuntary liquidation
value of $2,130,000 in 1993 and $2,250,000 in
1994)........................................         1,875          1,875
Common stock -- $.01 par value per share.
Authorized 35,000,000 shares; issued
12,975,237 shares in 1993 and 13,028,571
shares in 1994...............................       129,752        130,285
Additional paid-in capital...................    17,019,056     17,113,824
Deficit.....................................   (19,268,844)   (19,809,104)
   Total stockholders' deficit ..............    (2,118,161)   ( 2,563,120)

                                      $    258,417   $     77,556

See accompanying notes to financial statements.

                           IGENE Biotechnology, Inc.
                            Statements of Operations


                                            Years ended December 31,
                                        1993         1994
                                                                       Sales
 .................................   $     68,516   $    113,166  Cost of sales
 .........................         32,137         36,945
                        36,379         76,221  Selling, general and
administrative expenses:
 Marketing and selling ................          6,777          4,691
Research, development and pilot plant         329,030        391,912   General
and administrative ...........        295,618        314,671
                                              (631,425)      (711,274)
                                    (595,046)      (635,053) Other income
(expenses):
 Investment income ....................             573           183   Joint
Venture income (note 15) .....,.             ---       250,000   Other income
(loss) ..................          10,058       (14,870)    Interest expense
 ...................        (124,152)     (140,520)
Net loss ..............................        (708,567)     (540,260)
Deficit at beginning of year ..........     (18,560,277)  (19,268,844)
Deficit at end of year ................    ($19,268,844) ($19,809,104)

Net loss per common share (note 10) ...           ($.06)        ($.04)

See accompanying notes to financial statements.

                           IGENE Biotechnology, Inc.
                      Statements of Stockholders' Deficit


                                      Redeemable
                 Preferred Stock  Preferred Stock   Common Stock
             (Shares/Amount) (Shares/Amount)    (Shares/Amount)

Balance at
December 31, 1992... 38,592/$413,706 187,500/$1,875  12,475,853/$124,759

Sale of 339,050
shares of common
stock pursuant
to License
Agreement............            ---            ---     339,050/3,390
Issuance of 53,334
shares of common stock
as payment of
interest on variable rate
subordinate
debenture (note 6)....           ---            ---      53,334/533
Issuance of 107,000
shares of common stock
pursuant to exercised
employee stock
options...............           ---            ---     107,000/1,070
Cumulative undeclared
dividends on redeemable
preferred stock.......        24,699            ---                ---
Net loss for 1993 ....           ---            ---                ---
Balance at December
31, 1993.............. 38,592/$438,405 187,500/$1,875 12,975,237/$129,752

Issuance of 53,334
shares of common stock as
payment of interest
on variable rate
subordinate debenture
(note 6)...............          ---            ---            53,334/533
Cumulative undeclared
dividends on redeemable
preferred stock........        24,699           ---                   ---
Net loss for 1994 .....           ---           ---                   ---
Balance at December
31, 1994 .............. 38,592/$463,104 187,500/$1,875 13,028,571/$130,285

See accompanying notes to financial statements.

                           IGENE Biotechnology, Inc.
                      Statements of Stockholders' Deficit
                                  (Continued)


                        Additional                 Total Stockholder's
            Paid-In Capital     Deficit       Deficit
                                                                 Balance at
December
31, 1992 .......     $16,658,499      $(18,560,277)    $(1,775,144)
Sale of 339,050
shares of common
stock pursuant
to License
Agreement.......         253,160            ---            256,550
Issuance of 53,334
shares of common
stock as payment
of interest on
variable rate
subordinate
debenture (note 6)       119,467            ---            120,000
Issuance of
107,000 shares
of common stock
pursuant to
exercised employee
stock options.....        12,629            ---             13,699
Cumulative undeclared
dividends on redeemable
preferred stock....      (24,699)           ---            (24,699)
Net loss for 1993 .          ---       (708,567)          (708,567)
Balance at December
31, 1993...........  $17,019,056   $(19,268,844)       $(2,118,161)
Issuance of 53,334
shares of common stock as
payment of interest
on variable rates
ubordinate debenture
(note 6)............     119,467            ---            120,000
Cumulative undeclared
dividends on redeemable
preferred stock......    (24,699)           ---            (24,699)
Net loss for 1994 ...        ---        (540,260)         (540,260)
Balance at December
31, 1994 ............ $17,113,824   $(19,809,104)      $(2,563,120)

See accompanying notes to financial statements.

                         IGENE Biotechnology, Inc.
                          Statements of Cash Flows


                                      Years ended December 31,
                                1993        1994
Cash flows from operating activities
    Net loss..........................  ($708,567) ($540,260)     Adjustments
to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and amortization.....     39,753     22,429      Loss (gain)
on sale of assets ....     (9,729)    14,870      Interest on debenture paid
    in shares of common stock.........    120,000    120,000     Changes in
assets and liabilities:
     Increase (decrease)
       in accrued payroll.............     (5,976)      ---       Increase
(decrease) in accounts
       payable andother accrued
       expenses.......................     27,577    99,149       Decrease
(increase) in
       accounts receivable............      5,695    (2,778)      Decrease
(increase) in
       prepaid expenses and deposits..      4,509      (605)      Decrease
(increase) in
       inventories....................      3,187        ---
    Net cash used in operating
       activities.....................    (523,551)   (287,195)
Cash flows from investing activities:
    Capital expenditures..............      (9,969)    (20,973)     Sale of
equipment.................      38,300      15,000
    Net cash provided by (used in)
      investing activities ...........       28,331     (5,973)
Cash flows from financing activities:
    Proceeds from issuance of
      common stock....................      193,699      76,550      Issuance
of promissory notes......      239,300     170,250
    Net cash provided by financing
      activities......................      432,999     246,800
Net decrease in cash and cash
    equivalents ......................      (62,221)    (46,368)
Cash and cash equivalents
    at beginning of year..............      128,118      65,897
Cash and cash equivalents
    at end of year.................... $     65,897 $    19,529

Supplementary disclosure -
   cash paid for interest............. $        863 $       236

Noncash investing and financing activities:

    During 1993, the Company issued common stock for $76,550 to Burns Philp Food Inc. in return for a receivable, which was repaid in 1994. (See also notes 3 and 9)

    During 1994 the Company sold equipment for $30,000, which was remitted by the buyer directly to another company in payment of outstanding amounts due for services performed for the Company. (See also note 4)
    During 1993 and 1994, the Company issued 53,334 shares of common stock in each year in payment of interest on the variable rate subordinated debenture. If paid in cash, the interest would have been payable at 8% during 1993 and 1994, or $120,000 per year. Shares may be issued in lieu of cash under the debenture agreement at the higher of $2.25 per share or market price per share. The stock was issued and related interest expense for 1993 and 1994 were recorded at $2.25 per share, or $120,000 in each year. (See also note 6)

    During 1993 and 1994 the Company recorded dividends in arrears on 8% redeemable preferred stock at $.64 per share aggregating $24,699 in each year which has been removed from paid-in capital and included in the carrying value of the redeemable preferred stock. (See also note 8)

                         IGENE Biotechnology, Inc.
                       Notes to Financial Statements


(1)    History of the Company

 The Company was incorporated under the laws of the State of Maryland on October 27, 1981 as "Industrial Genetics, Inc." The Company changed its name to "IGI Biotechnology, Inc." on August 17, 1983 and to "IGENE Biotechnology, Inc." on April 14, 1986.

(2)    Summary of Significant Accounting Policies

 Cash and cash equivalents

 For purposes of the financial statements, cash equivalents have been combined with cash. The Company considers cash equivalents to be short-term, highly liquid investments that have maturities of less than three months. These include interest bearing money market accounts and certificates of deposit.

 Research and development costs

 For financial reporting purposes, research, development and pilot plant scale-up costs are charged to expense when incurred.
 Depreciation

 Depreciation of property and equipment is provided under the straight-line method over the lives of the respective assets.
 Sales returns

 The Company records sales returns in the period in which the product is returned, rather than estimating future returns of current sales, since they are expected to be immaterial in amount.

 Interest on Variable Rate Subordinated Debenture

 The Company records interest on its variable rate subordinated debenture (see also note 6) at a level rate of 8%; rather than at the fair-market value of shares which have been issued in lieu of cash payments of interest. This is an estimated average rate based on the Company's plan to continue (as it has since October 1, 1989) to pay interest on the debenture by issuing shares of common stock at the higher of $2.25 per share or the current market value of the Company's shares, as allowed under the terms of the debenture. If the market value of the Company's stock remains below $2.25 per share (during the period from October 1989 through December 1994 its highest price was $1.25) the Company can continue to issue stock in lieu of cash payments at $2.25 per share.

(3)    Due From Stockholder

 During October 1993, the Company issued shares of Common Stock to Burns Philp Food Inc. at $1.00 per share for an aggregate consideration of $76,550. Payment was received in 1994. (See also note 9)

(4)    Property and Equipment

 Property and equipment are stated at cost and are summarized as follows:

                                                 December 31,
                                             1993              1994
                                                                    Laboratory
equipment and fixtures.........$   71,092       $   85,092 Pilot plant
equipment and fixtures........    56,862           56,862 Machinery and
equipment...................   197,315           99,313 Office furniture and
fixtures.............    42,864           42,864
             368,133          284,131
Less accumulated depreciation ............   271,608          248,932
                               $   96,525       $   35,199

 During 1994 certain machinery and equipment was sold for $30,000 whereby payment was remitted directly to a company who performed services for IGENE.

                         IGENE Biotechnology, Inc.
                       Notes to Financial Statements
                                (continued)

(5)    Accounts Payable and Other Accrued Expenses

 Accounts payable and other accrued expenses consist of the following:


                                      December 31,
                     1993              1994
                                 Accounts payable ......................... $
152,584       $  201,448 Audit fees................................     13,000
        13,000 Accrued interest, promissory Notes .......      3,289
23,574
                                          $  168,873       $  238,022

(6)    Variable Rate Subordinated Debenture

 In July 1988, the Company and a principal holder of the Company's redeemable preferred stock agreed to exchange 187,500 shares of the Company's 8% cumulative convertible preferred stock, Series A for a $1,500,000 variable rate convertible subordinated debenture due 2002, Class A.

 The debenture bears interest at a rate of 8% per annum through September 30, 1996 and thereafter at a rate of 12% per annum. Interest was payable in cash through October 1, 1989. Thereafter, the debenture agreement provides that at the option and at the discretion of the Company, interest may be paid in shares of the Company's common stock at the greater of $2.25 per share or the average market value per share. During 1993 and 1994, the Company issued 106,668 of its common stock as payment of interest on the debenture. The debenture is convertible into common stock of the Company at any time at the option of the holder at an initial rate of $4 per share of common stock. The debenture is redeemable at the option of the Company at any interest payment date at par value plus accrued interest. Upon maturity of the debenture, the Company, at its option, may repay the remaining principal in shares of 8% cumulative convertible preferred stock, Series B at a rate of $8 per preferred share.

(7)    Promissory Notes Payable

 On August 23, and November 19, 1993, the Company issued promissory notes to certain directors of the Company for an aggregate consideration of $239,300. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.48 per share and to receive a warrant for an equivalent number of common shares at $.48 per share. The promissory notes are due on demand with interest charged at the prime rate.
 On February 10, 1994, and September 26, October 24, 1994 and November 28, 1994, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $170,250. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.375 per share for the note issued February 10, 1994 and at $.25 per share for all other notes and to receive warrants for an equivalent number of common shares at $.375 per share for the note issued February 10, 1994 and at $.25 per share for all other notes. These promissory notes are also due on demand with interest charged at the prime rate.

(8)    Redeemable Preferred Stock

 Each share of redeemable preferred stock is entitled to vote on all matters requiring shareholder approval as one class with holders of common stock, except that each share of redeemable preferred stock is entitled to two votes and each share of common stock is entitled to one vote.

 Redeemable preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of the Company's common stock at the rate of two shares of common stock for each share of preferred stock (equivalent to a conversion price of $4.00 per common share), subject to adjustment under certain conditions.

 Shares of redeemable preferred stock are redeemable for cash in whole or in part at the option of the Company at any time at the stated value plus accrued and unpaid dividends to the redemption date. Dividends are cumulative and payable quarterly on January 1, April 1, July 1 and October 1, since January 1, 1988. Mandatory redemption is required by October 2002.

 As of December 31, 1994, cumulative dividends in arrears totaled $154,368 ($4.00 per share) and were included in carrying value of redeemable preferred stock.

 See note 6 relating to exchange of redeemable preferred stock and note 9 relating to conversion of redeemable preferred stock and waiver of redemption privileges.

                         IGENE Biotechnology, Inc.
                       Notes to Financial Statements
                                (continued)


(9)    Stockholders' Equity

 Common Stock

 In January 1987, the Board of Directors approved the 1986 Stock Option Plan ("Plan"). In August 1990, the shareholders approved an increase in the number of shares issuable pursuant to options granted under the Plan. Under the Plan options to acquire up to 978,850 shares of the Company's common stock may be issued to certain directors, officers and employees. Options granted under the Plan are exercisable in installments of twenty percent each year beginning on the first anniversary of the date when such options are granted and expire not later than ten years from the date of grant. On January 22, 1987, the Board of Directors approved the granting, under the Plan, of options to purchase 72,750 shares of the Company's common stock at $5.40 per share to 23 full-time employees of the Company. The option price represented a discount from the market price at the date of grant. The total amount of such discount was accounted for as compensation expense and recognized over the period in which employees were providing the related services. In May 1989 the Compensation Committee of the Board of Directors approved the reduction of the exercise
price from $5.40 to $1.00 per share of the  aforementioned  options.   In
addition, the Compensation Committee approved the granting of options to purchase an additional 146,350 shares at an exercise price of $1.00 per share pursuant to the Plan. In May 1990, the Compensation Committee of the Board of Directors approved the granting of options to purchase an additional 560,250 shares at an exercise price of $.10 per share pursuant to the Plan. In January 1991, options to purchase 250,000 shares of common stock of the Company at $.25 per share were granted to two officers and one key employee of the Company. In January 1992, options to purchase 350,000 shares of common stock of the Company at $.625 per share were granted to one officer and one key employee of the Company. In April 1993, options to purchase 50,000 shares of common stock of the Company at $1.00 per share were granted to one key employee of the Company. The options granted in May 1989, May 1990, January 1991, January 1992, and April 1993 were at an exercise price in excess or equal to the current market price and, accordingly, no additional compensation expense was recognized. Prior to 1993, no options were exercised under the Plan. In 1993 options to purchase 87,000 shares of common stock at $.10 per share and 20,000 shares of common stock at $.25 per share were exercised pursuant to the Plan. On March 17, 1994 the Board of Directors approved an increase from 978,850 to 1,200,000 in the number of shares issuable pursuant to options granted under the plan which was approved by stockholders at the Company's 1994 Annual Meeting.
 In May and November 1988, holders of 314,092 shares of redeemable preferred stock converted those shares into 628,184 shares of the Company's common stock and received warrants to purchase 314,092 shares of common stock at a rate of $6.00 per share which expired on July 30, 1993. During 1990, holders of 13,500 shares of redeemable preferred stock converted those shares to 27,000 shares of the Company's common stock. During 1991 holders of 5,125 shares of redeemable preferred stock converted those shares to 10,250 shares of the Company's common stock. During 1993 and 1994 no shares of redeemable preferred stock were converted to shares of the Company's common stock.

 In February 1991, the Company sold 4,596,000 shares of common stock and received net proceeds of $1,109,000. Also in February, 1991, the Company issued warrants to purchase 800,000 shares of common stock at $.25 per share to a stockholder controlled company for acting as placement agent.

 In June 1992, the Company sold 680,667 shares of common stock and received net proceeds of $503,693. Also in June, 1992, the Company issued warrants to purchase 252,400 shares of common stock at $.75 per share to a stockholder controlled Company for acting as placement agent. In addition, 680,667 warrants to purchase common stock at $.75 per share were issued to other qualified investors as part of the private placement.

 On March 25, 1993 the Company issued 33,334 shares of common stock at $.75 upon execution of a Letter of Intent with Burns Philp Food Inc. to enter into a Technology License Agreement. Upon execution of a Technology License Option Agreement on April 16, 1993, Burns Philp purchased 166,666 newly issued shares of common stock at $.75 per share, and an additional 62,500 shares at $.48 per share on July 13, 1993. On October 13 the Company issued 76,550 shares of common stock at $1.00 per share as part of the termination of the Agreement with Burns Philp.

 At December 31, 1994, 86,746 shares of authorized but unissued common stock were reserved for exercise at $6.64 per share pursuant to a stock purchase warrant granted to the underwriter in connection with the Company's initial public offering, 978,850 shares of authorized but unissued common stock were reserved for exercise pursuant to the 1986 Stock Option Plan, 452,184 shares of authorized but unissued common stock were reserved for issuance upon conversion of the Company's outstanding preferred stock, 314,092 shares of authorized but unissued common stock were reserved for issuance upon exercise at $6.00 per share of stock purchase warrants issued to preferred stockholders who converted to common stock in 1988, 800,000 shares of authorized but unissued common stock were reserved for issuance upon reinvestment of interest on the variable rate subordinated debenture and 375,000 shares of authorized but unissued common stock were reserved for issuance upon conversion of the variable rate subordinated debenture.

                         IGENE Biotechnology, Inc.
                       Notes to Financial Statements
                                (continued)


 The following table summarizes options and warrants issued, exercisable and outstanding:

                                            December 31,
                     1993                  1994
       Issued                    2,816,067            2,792,817
Outstanding               2,709,067            2,685,817
Exercisable               2,116,417            2,291,517

Preferred Stock

 In May 1988, the Company and a holder of its redeemable preferred stock entered into an agreement under which the mandatory redemption rights referred to in note 6 were waived as to 187,500 shares of the preferred stock. These shares are subject to redemption at the option of the Company under provisions governing the preferred stock which permit the Company to redeem such stock at any time. Under these arrangements, the amounts attributable to shares of the preferred stock as to which mandatory redemption rights were waived are recorded and combined in total with the stockholders' equity accounts.
 At December 31, 1994, cumulative dividends in arrears totaled $750,000 ($4.00 per share) and was included in the aggregate involuntary liquidation value of the preferred stock.

 At December 31, 1994, 187,500 shares of authorized but unissued preferred stock were reserved for issuance upon maturity of the variable rate subordinated debenture.

(10)   Net Loss Per Common Share

 Net loss per common share for 1993 and 1994 is based on 12,769,011 and 13,002,050 weighted average shares, respectively. For purposes of computing net loss per common share, the amount of net loss has been increased by dividends declared and cumulative undeclared dividends in arrears on preferred stock.

(11)   Commitments

 The Company is obligated for office and laboratory facilities and other rentals under separate operating lease agreements which expire in 1996. The basic annual rentals are expected to be between $63- $72,000 under such lease. Annual rent expense relating to leases approximated $76,000 in 1993, and $78,000 in 1994.

 Exclusive worldwide rights to manufacture and sell one of the products developed by the Company were granted to Hercules Incorporated ("Hercules"), in exchange for an initial license fee of $500,000 pursuant to a licensing agreement dated as of September 16, 1985. Hercules did not produce commercially any quantities of the product and by an agreement dated October 15, 1987, the Company and Hercules agreed to terminate the license agreement. Pursuant to termination agreements negotiated between the parties, the Company paid Hercules $25,000 for termination of the license and will not refund the $500,000 initial license fee paid by Hercules. If the Company commercializes the product, the Company will pay Hercules up to an additional $600,000 from revenues from the sale or licensing of the product.

(12)   Contingency

 On September 24, 1982, the Company and McKesson Corporation formed a joint venture for the purpose of developing, manufacturing and selling certain whey-based products. On June 26, 1984, McKesson Corporation assigned to the Company all of its rights, titles and interests in the joint venture in consideration of a cash payment for the joint venture's inventory and a commitment to pay an additional amount of approximately $500,000, payable without interest in five equal annual installments, commencing after the first fiscal year in which the Company attains pre-tax profits, as defined, or at least $1 million. Because the payment is dependent upon the Company's attaining profitable operations in the future, no liability therefore has been reflected in the accompanying balance sheets.

(13)   Income Taxes

 At December 31, 1993 and 1994, the Company has federal and state net operating loss carry-forwards of approximately $18,300,000 and $18,800,000, respectively, that expire from 1997 to 2009. The recorded deferred tax asset, representing the expected benefit from the future realization of the net operating losses, net of the valuation allowance, was $-0- for both years.

                         IGENE Biotechnology, Inc.

                       Notes to Financial Statements
                                (continued)


 The sources of the deferred tax asset and the tax effect of each is as follows:

                               1993                  1994
                                            Net operating loss
   carry-forward benefit    $ 7,500,000           $ 7,700,000  Valuation
allowance         (7,500,000)           (7,700,000  Deferred tax asset
$       ---           $       ---

(14)   Uncertainty

 The Company has incurred net losses in each year of its existence, aggregating approximately $19,800,000 from inception to December 31, 1994 and its liabilities and redeemable preferred stock exceeded its assets by approximately $2,600,000 at that date. These factors indicate that the Company will not be able to continue in existence unless it is able to raise additional capital and attain profitable operations.

 Management has instituted a program of significant cost reductions, deferred all except immediately necessary capital expenditures and suspended payment of dividends on the Company's preferred stock. The implementation of these measures to conserve working capital together with the successful marketing and licensing of the Company's products, which management hopes to achieve, may permit the Company to attract additional capital and enable it to continue.

 The Company is actively seeking and is in discussion with a potential manufacturer of its AstaXin technology. The Company believes this technology to be highly marketable and is hopeful that an income-producing technology licensing agreement could be executed during 1995 for this product.

 To increase working capital, the Company plans to issue additional stock to officers and directors and to encourage holders of outstanding warrants to exercise these rights. The Company will also encourage the holders of convertible promissory notes to convert them into common stock. To meet short-term cash needs the Company issued additional promissory notes to officers and directors in January and March of 1995. (see also note 16)

(15)   Joint Venture Income

 On March 4, 1994 the Company and the Food Science Group of Pfizer Inc., New York, N.Y., signed a Technology Evaluation Agreement for AstaXin . The Agreement provided for cash compensation to IGENE of $250,000 over a three month period ending May 18, 1994.
(16)   Subsequent Events

 On January 23, 1995, and March 7, 1995, the Company issued Promissory Notes to certain directors of the Company (Kimelman, Kempner, Abeles, Cenerazzo and Knafel) for an aggregate consideration of $56,750, and $70,000, respectively. The notes specify that interest will be paid quarterly in arrears at Prime Rate. In addition, at any time before repayment, the value of the notes may be converted to common shares of the Company at $.1875 per share for the notes dated January 23, 1995, and $.125 per share for the notes dated March 7, 1995.


                                                            Schedule V
                         IGENE Biotechnology, Inc.
                       Property, Plant and Equipment



                      Balance at                          Balance
       beginning   Additions               at end  Classification      of
period    at cost   Retirements  of period
                                                                       Year
ended December
  31, 1993:
Laboratory equipment
  and fixtures          $   71,092   $   ----  $    ----  $  71,092 Pilot plant
equipment
  and fixtures              56,862       ----       ----     56,862 Machinery
and equipment    227,346      9,969     40,000    197,315 Office furniture
and fixtures                42,864       ----       ----     42,864
                         $ 398,164$     9,969   $ 40,000   $368,133

Year ended December
31, 1994:
Laboratory equipment
  and fixtures           $  71,092    $ 14,000  $   ----   $ 85,092 Pilot plant
equipment
  and fixtures              56,862        ----      ----     56,862 Machinery
and equipment    197,315       6,973   104,975     99,313 Office furniture
  and fixtures              42,864        ----      ----     42,864
                         $ 368,133    $ 20,973  $104,975   $284,131

                                                          Schedule VI
                         IGENE Biotechnology, Inc.
                 Accumulated Depreciation and Amortization of Property, Plant and Equipment



                      Balance at  Depreci-                  Balance
         beginning   ation                     at end  Classification      of
period   Expense    Retirements    of period
                                                                     Year ended
December
  31, 1993:
Laboratory equipment
 and fixtures       $  65,025    $  4,153   $   ----       $ 69,178 Pilot plant
 equipment and
 fixtures              52,385       3,032       ----         55,417 Machinery
and
  equipment            90,703      28,472     11,429        107,746 Office
furniture
  and fixtures         35,171       4,096       ----         39,267
                   $  243,284    $ 39,753   $ 11,429       $271,608

Year ended December 31, 1994:
Laboratory equipment
 and fixtures      $   69,178    $  2,580   $    ----      $  71,758 Pilot
plant
 equipment and
 fixtures              55,417       1,021        ----         56,438 Machinery
 and equipment        107,746      16,380      45,105         79,021 Office
furniture
 and fixtures          39,267       2,448        ----         41,715
                   $  271,608    $ 22,429   $  45,105      $ 248,932


                                                          Schedule X
                         IGENE Biotechnology, Inc.
                 Supplementary Income Statement Information


                                                   1993          1994
                                                                   Maintenance
and
  repairs ........................................$  29,176    $  34,251
Taxes, other than payroll and
  income taxes....................................   11,559        15,438
Advertising costs.................................    3,837         4,691

DIRECTORS

Michael G. Kimelman
Chairman of the Board
Partner of Kimelman & Baird, LLC

Thomas L. Kempner
Vice Chairman of the Board
Chairman and Chief Executive Officer of
Loeb Partners Corporation, investment bankers

Stephen F. Hiu, Ph.D.
President and Treasurer

John A. Cenerazzo
Chairman and Director, InfoCore, Inc.
of Great Britain

Joseph C. Abeles
Private Investor

Sidney R. Knafel
Managing Partner of SRK Management Company, a private investment concern

Anthony B. Low-Beer
President of Low-Beer Advisory Services, Inc., a money management firm

Patrick F. Monahan
Director of Manufacturing

OFFICERS AND
PRINCIPAL EMPLOYEES

Stephen F. Hiu, Ph.D.
President, Secretary and Director
of Research and Development

Patrick F. Monahan
Director of Manufacturing

COUNSEL

McGuire Woods Battle & Boothe LLP
Baltimore, Maryland


AUDITORS

Berenson & Company
100 Park Avenue, 11th Floor
New York, New York


ANNUAL MEETING

The Annual Meeting of the Shareholders of IGENE
Biotechnology, Inc. will be held on Thursday,
December 14, 1995, 10:00 a.m. local time at Kimelman
& Baird, LLC, 100 Park Avenue, Suite 1101-S2, New
York, N.Y.  10017

INFORMATION REQUESTS

Requests for information about IGENE
Biotechnology, Inc. as well as for copies of filings made to the Securities and Exchange Commission, including a copy of the Company's Annual Report on Form 10-KSB, may be obtained without charge by written request to the Corporate Secretary or by calling the Company's offices.

                             TELECOMMUNICATIONS

                         IGENE Biotechnology, Inc.
                            9110 Red Branch Road
                       Columbia, Maryland 21045-2020
                                      Telephone :  (410)997-2599
                                 (800)346-6421
             Telecopier :  (410)730-0540                      Internet:
igene.bio@genie.geis.com